

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

December 19, 2022

Enerplus Closes the Sale of Remaining Canadian Assets

Calgary, Alberta - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announced today that it has closed the previously announced sale of substantially all of its remaining Canadian assets to Surge Energy Inc. for total consideration of CDN$245 million, prior to closing adjustments.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304